May 23, 2024

United States Securities

 and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Re: Sky Quarry Inc.

Amendment No. 4 to Offering Statement on Form 1-A

Filed May 7, 2024

File No. 024-12373

Dear Ms. Rios:

The following response is being provided on behalf of Sky Quarry Inc. (the “Company”) in response to your comment letter dated May 22, 2024, regarding the above-listed Offering Statement on Form 1-A (the “Offering Statement”). For your convenience, we have summarized the Staff’s comments in bold and italics followed by our response. Defined terms used but not otherwise defined herein have the meanings given to those terms in the Offering Statement.

Amendment No. 4 to Offering Statement on Form 1-A

Termination of the Offering, page II-10

1.We note your response to prior comment 1. We also note the new disclosure in this section regarding the prior offering statement, the Investor Warrants, and Securities Act Rule 251(d)(3)(i)(F). Please confirm that Sky Quarry was current in its annual and semiannual filings pursuant to Rule 257(b) at the time of all such sales.

Response: On behalf of the Company, we hereby confirm that Sky Quarry was current in its annual and semiannual filings pursuant to Rule 257(b) at the time of all sales made pursuant to the prior offering statement.

Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC